UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of December 2018

Commission File Number: 001-38690

ALEAFIA HEALTH INC.
(Registrant)

8810 Jane Street, 2nd Floor
Concord, Ontario L4K 2M9 Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]          Form 40-F [X]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALEAFIA HEALTH INC.
(Registrant)

Date December 19, 2018	By	/s/ Benjamin Ferdinand
(Signature)
Benjamin Ferdinand
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Memorandum of Understanding between CannTrust Inc. and Aleafia, dated September 25,2018
99.2	Warrant Indenture between Aleafia Inc., Computershare Trust Company of Canada and Canabo Medical Inc., dated as of February 15, 2018
99.3	Strategic Alliance and Share Exchange Agreement among Canabo Medical Corporation, Canabo Medical Inc., Peak Pulmonary Consulting Inc. and Cielomed Inc., dated March 28, 2017
99.4	Health Canada Producer’s Licence (Aleafia Farms Inc.)
99.5	Health Canada Producer’s Licence (Aero Farms Canada)